

Mailstop 4561

October 13, 2015

Mr. Brian Stafford
Chief Executive Officer
Diligent Corporation
1385 Broadway, 19th Floor
New York, NY 10018

      **Re: Diligent Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2014
           Filed March 6, 2015
           File No. 0-53205**

Dear Mr. Stafford:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2014 and 2013, page 32

1.   You disclose on page 35 that the effective tax rate for fiscal 2014 was impacted by an increase in the company's uncertain tax positions. However, we note from the rate reconciliation on page 61 that your effective tax rate was also impacted by the effect of non-U.S. operations and prior year true-ups. Please explain further what is included in the "prior year true-up" line item. Also, tell us your consideration to discuss the impact of these items on your effective tax rate in your results of operations discussion. For example, to the extent that any specific foreign jurisdictions had a significant impact on your effective tax rate, please disclose this information and include a discussion of how

potential changes in such countries' operations may impact your results of operations. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 45

2.	We note that you present gross profit measures that exclude depreciation and amortization expense. Please tell us how you considered the guidance in SAB Topic 11.B with regards to your presentation of depreciation and amortization for property and equipment that is directly attributable to the generation of revenue.

Note 3. Significant Accounting Policies

Research and Development, page 54

3.	We note your accounting policy for the capitalization of internal use software on page 9 of your June 30, 2015 Form 10-Q. Please tell us the amount of costs capitalized for all periods presented in your December 31, 2014 Form 10-K as well as for the interim period ending June 30, 2015. Explain the nature of the costs capitalized to date relating to the development of your Diligent Boardbooks products and your newly planned SaaS offering – DiligentTeams. Specifically address how you applied the guidance in ASC 350-40 in accounting for such costs.

4.	We note that research and development expense includes costs incurred to upgrade and enhance the Diligent Boardbooks software. Please explain further your disclosures on page 54 where you indicate that direct development costs related to software enhancements that add functionality to your products have been expensed as incurred as the company has not historically maintained sufficient detailed records of your product development efforts to be able to capitalize such costs. Specifically address how you considered the guidance in paragraphs ASC 350-40-25-7 through 25-11 and tell us whether you intend to enhance your recordkeeping efforts to address this issue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services